                                 EXHIBIT 99.3

                         OFFICE OF THRIFT SUPERVISION
                            Washington, D. C. 20552

(Mark One)

[X]   QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended           September 30, 1997
                               -------------------------------------

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period  from                 to
                                ---------------    ---------------

Office of Thrift Supervision Docket Number 04195

                         WAYNE SAVINGS COMMUNITY BANK
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

              Ohio                                           34-0606020
-------------------------------                         ---------------------
(State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                         Identification Number)

151 North Market Street
     Wooster, Ohio                                              44691
-----------------------                                  --------------------
(Address of principal                                         (Zip Code)
  executive office)

Issuer's  telephone number, including area code: (330) 264-5767

                      THE WAYNE SAVINGS AND LOAN COMPANY
                   ----------------------------------------
                   (Former name, changed since last report)

Check whether the issuer (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes     X                  No
                              ------                    -----

As of November 4, 1997, the latest practicable date, 2,255,494 shares of the registrant's common stock, $1.00 par value, were issued and outstanding.


                              Page 1 of  16 pages

                                     INDEX


                                                                Page

PART I -  FINANCIAL INFORMATION

          Statements of Financial Condition                        3

          Statements of Operations                                 5

          Statements of Cash Flows                                 7

          Notes to Financial Statements                            8

          Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations                                              11


PART II - OTHER INFORMATION                                       15

SIGNATURES                                                        16


              WAYNE SAVINGS COMMUNITY BANK

            STATEMENTS OF FINANCIAL CONDITION

            (In thousands, except share data)

                                                         September 30,            March 31,
        ASSETS                                               1997                    1997
                                                          (unaudited)
Cash and due from banks                                       $1,451                 $1,302
Federal funds sold                                             1,800                  1,125
Interest-bearing deposits in other financial institutions      5,660                  5,179
                                                          ----------            -----------
          Cash and cash equivalents                            8,911                  7,606

Certificates of deposit in other financial institutions        7,500                  7,500
Investment securities - at amortized cost, approximate
  market value of $13,483 and $16,904 as of
  September 30, 1997 and March 31, 1997                       14,428                 16,970
Mortgage-backed securities available for sale - at market        340                    378
Mortgage-backed securities - at cost, approximate market
  value of $334 and $497 as of September 30, 1997
  and March 31, 1997                                             350                    495
Loans receivable - net                                       206,541                209,404
Loans held for sale-at lower of cost or market                 1,053                     --
Real estate acquired through foreclosure                         899                    809
Office premises and equipment - at depreciated cost            5,348                  3,991
Federal Home Loan Bank stock - at cost                         2,624                  2,531
Accrued interest receivable on loans                           1,197                  1,139
Accrued interest receivable on mortgage-backed securities          5                      7
Accrued interest receivable on investments and interest -
  bearing deposits                                               252                    226
Prepaid expenses and other assets                                725                    790
Prepaid federal income taxes                                      68                    329
                                                          ----------            -----------

          Total assets                                      $250,241               $252,175
                                                          ==========            ===========

                                       3

              WAYNE SAVINGS COMMUNITY BANK

            (In thousands, except share data)

                                                                     September 30,            March 31,
                                                                         1997                   1997
                                                                     (unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                $210,735               $211,442
Advances from Federal Home Loan Bank                                      14,000                 16,000
Loan payable to Employee Stock Ownership Plan                                  -                     35
Advances by borrowers for taxes and insurance                                769                    701
Accrued interest payable                                                     170                    226
Accounts payable on mortgage loans serviced for others                       188                    126
Other liabilities                                                            317                    382
                                                                      ----------            -----------
Deferred federal income taxes                                                193                    148
                                                                      ----------            -----------
          Total liabilities                                              226,372                229,060

Stockholder's equity
  Common stock (20,000,000 shares of $1.00 par value authorized;
     2,255,164 and 1,498,889 issued and outstanding at
     September 30, 1997 and  March 31, 1997)                               2,255                  1,499
  Additional paid-in capital                                               5,907                  5,844
  Retained earnings - substantially restricted                            15,687                 15,777
  Less:  shares acquired by Employee Stock Ownership Plan                    (11)                   (35)
  Unrealized gains on securities available for sale, net                      31                     30
                                                                      ----------            -----------
          Total stockholders' equity                                      23,869                 23,115
                                                                      ----------            -----------
          Total liabilities and stockholders' equity                    $250,241               $252,175
                                                                      ==========            ===========

                                      4

                  WAYNE SAVINGS COMMUNITY  BANK

                    STATEMENTS OF OPERATIONS

              (In thousands, except per share data)
                           (unaudited)

                                                                    Six months               Three months
                                                                       ended                     ended
                                                                    September 30,             September 30,
                                                                   1997        1996         1997        1996
Interest income
  Loans                                                            $8,559      $8,543      $4,279      $4,247
  Mortgage-backed securities                                           29          58          14          26
  Investment securities                                               526         436         266         217
  Interest-bearing deposits and other                                 486         354         249         171
                                                                 --------    --------    --------    --------
          Total interest income                                     9,600       9,391       4,808       4,661

Interest expense
  Deposits                                                          5,044       4,990       2,526       2,487
  Borrowings                                                          464         282         228         139
                                                                 --------    --------    --------    --------
          Total interest expense                                    5,508       5,272       2,754       2,626
                                                                 --------    --------    --------    --------

          Net interest income                                       4,092       4,119       2,054       2,035
Provision for losses on loans                                          30          10          15           5
                                                                 --------    --------    --------    --------

          Net interest income after provision for losses on loans   4,062       4,109       2,039       2,030

Other income
  Gain on sale of loans                                               124          17          67          17
  Service fees, charges and other operating                           313         277         162         138
                                                                 --------    --------    --------    --------
          Total other income                                          437         294         229         155

General, administrative and other expense
  Employee compensation and benefits                                1,581       1,653         803         824
  Occupancy and equipment                                             473         544         240         336
  Federal deposit insurance premiums                                  104       1,617          53       1,481
  Franchise taxes                                                     152         142          76          71
  Other operating                                                     675         629         347         306
                                                                 --------    --------    --------    --------
          Total general, administrative and other expense           2,985       4,585       1,519       3,018
                                                                 --------    --------    --------    --------

          Earnings (loss) before income taxes (credits)             1,514        (182)        749        (833)
Federal incomes taxes (credits)
  Current                                                             469        (111)        253        (276)
  Deferred                                                             45          49           -          (7)
                                                                 --------    --------    --------    --------
          Total federal income taxes (credits)                        514         (62)        253        (283)
                                                                 --------    --------    --------    --------

          NET EARNINGS (LOSS)                                      $1,000       ($120)       $496       ($550)
                                                                 ========    ========    ========    ========

          EARNINGS (LOSS) PER SHARE                                 $0.44      ($0.05)      $0.22      ($0.25)

                                       5

           WAYNE SAVINGS COMMUNITY BANK

             STATEMENTS OF CASH FLOWS

      For the six months ended September 30,
                  (In thousands)
                   (unaudited)

                                                                               1997         1996
Cash flows from operating activities:
  Net earnings (loss) for the period                                          $1,000        ($120)
  Adjustments to reconcile net earnings (loss) to net cash
  provided by (used in) operating activities:
   Amortization of discounts and premiums on loans,
    investments and mortgage-backed securities - net                               9           (4)
   Amortization of deferred loan origination fees                               (177)        (246)
   Amortization expense of employee benefit plans                                 21           48
   Depreciation and amortization                                                 207           43
   Loans originated for sale in the secondary market                          (4,880)        (506)
   Proceeds from sale of loans                                                 3,894          523
   Gain on sale of loans                                                         (67)        (17)
   Provision for losses on loans                                                  30          10
   Federal Home Loan Bank stock dividends                                        (93)        (83)
   Increase (decrease) in cash due to changes in:
     Accrued interest receivable on loans                                        (58)         53
     Accrued interest receivable on mortgage-backed securities                     2           3
     Accrued interest receivable on investments and interest-bearing deposit     (26)         (7)
     Prepaid expenses and other assets                                            65         453
     Accrued interest payable                                                    (56)        (30)
     Accounts payable on mortgage loans serviced for others                       62         (78)
     Other liabilities                                                           (65)      1,326
     Federal income taxes
       Current                                                                   261        (535)
       Deferred                                                                   45          49
                                                                            --------    --------
          Net cash provided by operating activities                              174         882

Cash flows provided by (used in) investing activities:
  Purchase of investment securities                                               --      (1,000)
  Proceeds from maturity of investment securities                              2,504       2,087
  Principal repayments on mortgage-backed securities                             183         532
  Loan principal repayments                                                   25,997      25,397
  Loan disbursements                                                         (23,134)    (27,579)
  Purchase of office premises and equipment-net                               (1,564)        116
  Proceeds from sale of real estate acquired through foreclosure                  --         503
  Additions to real estate acquired through foreclosure                          (90)        (23)
  Decrease in certificates of deposit in other financial institutions             --        2,000
                                                                            --------    ---------
       Net cash provided by investing activities                               3,896        2,033
                                                                            --------    ---------

                                                 6

           WAYNE SAVINGS COMMUNITY BANK

     For the six months ended September  30,
                  (In thousands)
                   (unaudited)

                                                                              1997         1996
        Net cash provided by operating and investing activities
         (balance brought forward)                                           $4,070       $2,915

Cash flows provided by (used in) financing activities:
  Net decrease in deposit accounts                                             (707)        (495)
  Proceeds from Federal Home Loan Bank advances                               3,000       12,000
  Repayments on Federal Home Loan Bank advances                              (5,000)     (10,000)
  Advances by borrowers for taxes and insurance                                  68           (3)
  Proceeds from exercise of stock options                                        42           30
  Dividends paid on common stock                                               (168)        (323)
                                                                            -------     --------
               Net cash provided by (used in) financing activities           (2,765)       1,209
                                                                            -------     --------

Net increase in cash and cash equivalents                                     1,305        4,124

Cash and cash equivalents at beginning of period                              7,606       10,190
                                                                            -------     --------

Cash and cash equivalents at end of period                                   $8,911      $14,314
                                                                            =======     ========

Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Federal income taxes                                                       $224          $26
                                                                            =======     ========

    Interest on deposits and borrowings                                      $5,564       $5,302
                                                                            =======     ========

Supplemental disclosure of noncash investing activities:
  Unrealized gain (loss) on securities designated as available for sale, net     $1          ($2)
                                                                            =======     ========

Recognition of mortgage servicing rights in accordance
  with SFAS No. 122                                                             $57     $      -
                                                                            =======     ========

                          NOTES TO FINANCIAL STATEMENTS

                   For the six months ended September 30, 1997
                                   (unaudited)

1.       Basis of  Presentation
         ----------------------

         The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of consolidated financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Accordingly, these financial statements should be read in conjunction with the financial statements and notes thereto of the The Wayne Savings and Loan Company included in the Annual Report on Form 10-KSB for the year ended March 31, 1997. Effective October 10, 1997, the Company changed its name to Wayne Savings Community Bank (the "Company"). In the opinion of management, all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the financial statements have been included. The results of operations for the three and six month periods ended September 30, 1997 and 1996 are not necessarily indicative of the results which may be expected for the entire fiscal year.

2.       Earnings Per Share
         ------------------

         Earnings per share for the six months ended September 30, 1997 and 1996 is computed based on 2,249,506 and 2,195,572 weighted-average shares outstanding, respectively.

         Earnings per share for the three months ended September 30, 1997 and 1996 is computed based on 2,247,993 and 2,164,927 weighted-average shares outstanding, respectively.

3.       Effects of Recent Accounting Pronouncements
         -------------------------------------------

         In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

                   For the six months ended September 30, 1997


3.      Effects of Recent Accounting Pronouncements (continued)
        -------------------------------------------------------

        An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

        SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

        SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Company's financial position or results of operations.

        In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which is effective for financial statements for periods ending after December 15, 1997, including interim periods. SFAS No. 128 simplifies the calculation of earnings per share by replacing primary EPS with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings, such as stock options, warrants or other common stock equivalents. All prior period EPS data will be restated to conform with the new presentation. This statement will not have a material impact on the Company's financial statements.

        In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 consolidated existing accounting guidance relating to disclosure about a company's capital structure. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 is not expected to have a material impact on the Company's financial statements.

                  For the six months ended September 30, 1997


3.     Effects of Recent Accounting Pronouncements (continued)
       ------------------------------------------------------

       In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

       SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

       In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Discussion of Financial Condition Changes from March 31, 1997
-------------------------------------------------------------
to September 30, 1997
---------------------

At September 30, 1997, Wayne Savings Community Bank (the "Company"), formerly The Wayne Savings and Loan Company, had total assets of $250.2 million, a decrease of approximately $1.9 million, or .8% from March 31, 1997.

Cash and due from banks, federal funds sold, interest-bearing deposits, certificates of deposit and investment securities totaled approximately $30.8 million, a decrease of approximately $1.2 million, from March 31, 1997 levels. This decrease resulted primarily from the use of excess liquidity to repay $2.0 million in FHLB advances. Regulatory liquidity approximated 14.7% at September 30, 1997, compared to 15.3% at March 31, 1997.

Loans receivable decreased by approximately $1.8 million from the March 31, 1997 total. This decrease resulted from principal repayments of $26.0 million and sales of $3.8 million, which were partially offset by loan disbursements of $28.0 million. The allowance for loan losses totaled $952,000 at September 30, 1997, as compared to $914,000 at March 31, 1997. Nonperforming loans totaled $634,000 at September 30, 1997 and $962,000 at March 31, 1997. The allowance for loan losses totaled 150.2% and 95.0% of nonperforming loans at September 30, 1997 and March 31, 1997, respectively. Although management believes that its allowance for loan losses at September 30, 1997, is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

Deposits declined by approximately $707,000 to a total of $210.7 million at September 30, 1997. The decline in deposits generally reflects the effect of withdrawals relating to the lower interest rate environment.

The Company is subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 1997, the Company's tangible and core capital of $23.8 million, or 9.5%, exceeded the minimum 1.5% and 3.0% requirements of $3.8 million and $7.5 million, respectively, by $20.1 million and $16.3 million. The Company's risk-based capital of $24.5 million, or 18.2%, exceeded the 8.0% minimum requirement by approximately $13.7 million.

Comparison of Operating Results for the Six Month Periods Ended
---------------------------------------------------------------
September 30, 1997 and 1996
---------------------------

Net earnings totaled $1.0 million for the six months ended September 30, 1997, as compared to net loss of $120,000 for the same period in 1996, an increase of $1.1 million. The increase in earnings resulted from a decline in general, administrative and other expense as described herein, of $1.6 million, offset by a $576,000 increase in the provision for federal income taxes. The same period in 1996 had two nonrecurring charges that affected net earnings for the year, a special assessment charged to the Company to recapitalize the Savings Association Insurance Fund ("SAIF") and a fixed asset write-off to prepare for construction of a new branch.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (continued)

Comparison of Operating Results for the Six Month Periods Ended September 30,
-----------------------------------------------------------------------------
1997 and 1996 (continued)
-------------

Before the above prior year one-time charges, net earnings totaled $842,000 for the six months ended September 30, 1996. The net earnings of $1.0 million for the same six month period in the current year represents an increase of $158,000 or 18.8%. The increase is a result of a decrease in general, administrative and other expense, and the resulting tax affect.

Net Interest Income
-------------------

Interest on loans and mortgage-backed securities decreased by $13,000 for the six months ended September 30, 1997, from the same period in 1996. Average loans receivable remained stable at $208.5 million for the periods ended September 30, 1997 and 1996.

Interest on investments and interest-bearing deposits increased by $222,000, or 28.1%, during the six months ended September 1997, as compared to the same period in 1996, which is a result of a $1.0 million increase in the average portfolio balance year-to-year, coupled with an increase in the average yield.

Interest expense on deposits and borrowings increased by $236,000, or 4.5%, during the six months ended September 30, 1997 over the same period in 1996. The increase can be primarily attributed to an increase in the average balance of interest-bearing liabilities, which increased to $226.1 million from $224.9 million during the same period in 1996, coupled with an increase in the average cost of funds year-to-year.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $27,000, or .7%, during the six months ended September 30, 1997, as compared to the same period in 1996.

Provision For Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $30,000 provision for losses on loans during the six months ended September 30, 1997, an increase of $20,000 over the same period in 1996. There can be no assurance that the loan loss allowance of the Company will be adequate to cover losses on nonperforming assets in the future.

Other Income
------------

Other income totaled $437,000 for the six months ended September 30, 1997, an increase of $143,000, or 48.6%, over the comparable 1996 period. This increase was due primarily to the $107,000 increase in gain on sale of loans coupled with a $36,000, or 13.0%, increase in service fees, charges and other operating income.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (continued)


Comparison of Operating Results for the Six Month Periods Ended September 30,
-----------------------------------------------------------------------------
1997 and 1996 (continued)
-------------

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense decreased by $1.6 million, or 34.9%, during the current six month period due primarily to a $1.5 million decrease in federal deposit insurance premiums, a $72,000, or 4.4%, decrease in employee compensation and benefits and a $71,000, or 13.1%, decrease in occupancy and equipment.

The one-time charge in 1996 in federal deposit insurance premiums was due to legislation to recapitalize the SAIF. The one-time charge in 1996 in occupancy and equipment was due to the write-off of certain fixed assets relating to the construction of the new facility at the existing Cleveland Road branch. For the Company, the one-time assessment amounted to $1.3 million, and the fixed asset write-off amounted to $122,000 for the 1996 period. Furthermore, the recapitalization assessment paid last year resulted in a reduction in premium insurance rates thereby reducing the Company's insurance premium for the six months ended September 30, 1997.

The decrease in employee compensation and benefits was due primarily to a reduction in compensation expense following the expiration of the Management Recognition and Retention Plan.

The decrease in occupancy and equipment was partially offset by an increase in depreciation and other costs relating to the construction of the new facility at the existing Cleveland Road branch and the main office renovation.

Federal Income Taxes
--------------------

The provision for federal income taxes amounted to $514,000 for the six months ended September 30, 1997, an increase of $576,000, as compared to the same period in 1996. The increase resulted primarily from an increase in pretax earnings year-to-year. The effective tax rates for the six months ended September 30, 1997 and 1996 were 33.9% and 34.1%, respectively.

Comparison of Operating Results for the Three Month Periods Ended
-----------------------------------------------------------------
September 30, 1997 and 1996
---------------------------

The Company recorded net earnings of $496,000 for the three months ended September 30, 1997, as compared to a net loss of $550,000 for the same period in 1996. The same period in 1996 had two nonrecurring charges that affected net earnings as discussed above. Before the above prior year one-time charges, net earnings totaled $412,000 for the three months ended September 30, 1996. The net earnings of $496,000 for the same three month period in the current year represents an increase of $84,000, or 20.4%. The increase is a result of an increase in other income along with a decrease in general, administrative and other expense, offset by a resulting increase in the provision for federal income taxes.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Operating Results for the Three Month Periods Ended September 30,
-------------------------------------------------------------------------------
1997 and 1996 (continued)
-------------

Net Interest Income
-------------------

Interest on loans and mortgage-backed securities increased by $20,000 for the three months ended September 30, 1997 over the same period in 1996. Average loans receivable remained stable at $208.5 million for the comparative periods.

Interest on investments and interest-bearing deposits increased by $127,000 during the current three month period as a result of an increase in the average portfolio balances outstanding year-to-year.

Interest expense on deposits and other borrowings increased by $128,000 during the three months ended September 30, 1997 as compared to the same period in 1996. The increase can be primarily attributed to an increase in the average balance of interest-bearing liabilities.

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management. Management recorded a $15,000 provision for losses on loans during the three months ended September 30, 1997, an increase of $10,000 over the same period in 1996. There can be no assurance that the loan loss allowance of the Company will be adequate to cover losses on non performing assets in the future.

Other Income
------------

Other income increased by $74,000, or 47.7%, during the current period due primarily to a gain on sale of loans.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense decreased by $1.5 million, during the current three month period, due primarily to a decrease of $1.4 million in federal deposit insurance premiums coupled with a decrease of $96,000 in occupancy and equipment expense, for the reasons described above.

Federal Income Taxes
--------------------

The Company recorded federal income taxes totaling $253,000 for the three month period ended September 30, 1997, as compared to a tax benefit of $283,000 for the same period last year. The increase was a result of an increase in pretax earnings. The effective tax rates for the three months ended September 30, 1997 and 1996 were 33.8% and 34.0%, respectively.

                                    PART II


ITEM 1.  Legal Proceedings
         -----------------
         Not applicable


ITEM 2.  Changes in Securities
         ---------------------
         Not applicable


ITEM 3.  Defaults Upon Senior Securities
         -------------------------------
         Not applicable


ITEM 4.  Submission of Matters to a Vote of Security Holders
         ---------------------------------------------------
         Not applicable


ITEM 5.  Other Materially Important Events
         ---------------------------------
         On October 10, 1997, the Company changed its name from "The Wayne Savings and Loan Company" to Wayne Savings Community Bank."

ITEM 6.  Exhibits and Reports on Form 8-K
         --------------------------------
         None

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 1997                     By: /s/ Charles F. Finn
      ------------------------------        ----------------------------
                                            Charles F. Finn
                                            President

Date: November 13, 1997                     By: /s/ Todd J. Tappel
      ------------------------------        ----------------------------
                                            Senior Vice-President
                                            Chief Financial Officer